Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST QUARTERLY REPORT FOR 2016

In accordance with the requirements of the China Securities Regulatory Commission (“CSRC”), Guangshen Railway Company Limited (the “Company”) is required to issue a first quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1	The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

1.2	All directors of the Company attended the meeting of the board of directors to consider this quarterly report.

1.3	Mr. Wu Yong, Chairman of the Company, Mr. Hu Lingling, General Manager, Mr. Tang Xiangdong, Chief Accountant and Mr. Lin Wensheng, Chief of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

1.4	The financial statements contained in the Company’s first quarterly financial report for 2016 have not been audited.

2.	PRINCIPAL FINANCIAL INFORMATION AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Principal financial information

		Unit: ¥ Currency: RMB

	At the end of this reporting period	At the end of last year	Increase/decrease as compared with the end of last year (%)
Total assets	31,496,953,086	31,943,271,998	(1.40)

Net assets attributable to shareholders of listed company	27,789,076,369	27,462,486,711	1.19

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/decrease as compared with the same period of last year (%)
Net cash flow from operating activities	59,032,728	855,076,631	(93.10)

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period of last year	Increase/decrease as compared with the same period of last year (%)
Revenues from operation	4,011,817,621	3,678,860,629	9.05
Net profit attributable to shareholders of listed company	326,589,658	262,276,663	24.52
Net profit attributable to shareholders of listed company after extraordinary gain or loss	338,065,803	273,343,101	23.68
Weighted average return on net assets (%)	1.18	0.98	Increase by 0.20 percentage point
Basic earnings per share (¥/share)	0.046	0.037	24.32
Diluted earnings per share (¥/share)	0.046	0.037	24.32

Extraordinary gain or loss items and amounts

☒  Applicable    ☐  Not applicable

Unit: ¥ Currency: RMB

Item	Amount for the period
Gain or loss on disposal of non-current assets	(15,954,171)
Government grants included in profit or loss for the period, other than government grants closely related to the normal operation of the Company and granted on an on-going basis in accordance with specific standard amount or quantity in compliance with national policies	847,810
Other non-operating income and expenses other than the items above	(53,436)
Effect of minority interests (after tax)	(49)
Effect of income tax	3,683,701

Total	(11,476,145)

Note: Extraordinary losses are expressed in negative figures.

2.2	Total number of shareholders, shareholding of top ten shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

						Unit: Shares
Total number of shareholders
(Number)						293,170

Shareholding of top ten shareholders
			Number
	Number of		of shares	Subject to pledge
	shares held		with selling	or frozen
	at the end	Percentage	restrictions	Status of		Nature of
Name of shareholder (Full name)	of the period	(%)	held	shares	Number	shareholder
Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	None	—	State-owned legal person
HKSCC NOMINEES LIMITED (Note)	1,416,834,865	20.00	—	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	175,117,986	2.47	—	Unknown	—	State-owned legal person
Central Huijin Asset Management Co., Ltd.	85,985,800	1.21	—	Unknown	—	State-owned legal person
National Social Insurance Fund — 404 Portfolio	45,627,839	0.64	—	Unknown	—	Other
The Government of Kuwait Investment Authority — own funds	33,525,644	0.47	—	Unknown	—	Other
Industrial and Commercial Bank of China Limited — China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	32,142,940	0.45	—	Unknown	—	Other
Taiyuan Iron & Steel (Group) Co., Ltd.	30,781,989	0.43	—	Unknown	—	State-owned legal person
Boshi Fund — Agricultural Bank of China — Boshi China Securities Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Dacheng Fund — Agricultural Bank of China — Dacheng CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other

Shareholding of top ten shareholders
			Number
	Number of		of shares	Subject to pledge
	shares held		with selling	or frozen
	at the end	Percentage	restrictions	Status of		Nature of
Name of shareholder (Full name)	of the period	(%)	held	shares	Number	shareholder
ICBC Credit Suisse Fund — Agricultural Bank of China – ICBC Credit Suisse CSI Financial Assets Management Plan	28,101,600	0.40	—	Unknown	—	Other
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Assets Management Plan	28,101,600	0.40	—	Unknown	—	Other
Southern Fund – Agricultural Bank of China — Southern CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Efunds — Agricultural Bank of China — Efunds CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	28,101,600	0.40	—	Unknown	—	Other
Beijing Fengshan Investment Co. Ltd.	22,481,281	0.32	—	Unknown	—	Other

Shareholding of top ten shareholders holding shares without selling restrictions
Name of shareholders	Number of shares held without selling	Class and number of shares
(Full name)	restrictions	Class	Number
Guangzhou Railway (Group) Company	2,629,451,300	Renminbi-denominated ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)		Renminbi-denominated ordinary shares	7,793,416
	1,416,834,865	Overseas listed foreign shares	1,409,041,449
China Securities Finance Corporation Limited	175,117,986	Renminbi-denominated ordinary shares	175,117,986
Central Huijin Asset Management Co., Ltd.	85,985,800	Renminbi-denominated ordinary shares	85,985,800
National Social Insurance Fund — 404 Portfolio	45,627,839	Renminbi-denominated ordinary shares	45,627,839
The Government of Kuwait Investment Authority — own funds	33,525,644	Renminbi-denominated ordinary shares	33,525,644
Industrial and Commercial Bank of China Limited — China Southern Consumption Vitality Flexible Allocation Hybrid Initiated Securities Investment Fund	32,142,940	Renminbi-denominated ordinary shares	32,142,940
Taiyuan Iron & Steel (Group) Co., Ltd.	30,781,989	Renminbi-denominated ordinary shares	30,781,989
Boshi Fund — Agricultural Bank of China — Boshi China Securities Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Dacheng Fund — Agricultural Bank of China — Dacheng CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
ICBC Credit Suisse Fund — Agricultural Bank of China — ICBC Credit Suisse CSI Financial Assets Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600

Shareholding of top ten shareholders holding shares without selling restrictions
Name of shareholders	Number of shares held without selling	Class and number of shares
(Full name)	restrictions	Class	Number
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Assets Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Southern Fund — Agricultural Bank of China — Southern CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Efunds – Agricultural Bank of China — Efunds CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Zhongou Fund — Agricultural Bank of China — Zhongou CSI Financial Asset Management Plan	28,101,600	Renminbi-denominated ordinary shares	28,101,600
Beijing Fengshan Investment Co. Ltd.	22,481,281	Renminbi-denominated ordinary shares	22,481,281
Statement regarding connected relationship or concerted action of the above shareholders	The Company is unaware whether the above shareholders are connected or concerted parties as defined in Measures on Administration of Acquisitions of Listed Companies.

Note:	7,793,416 A shares and 1,409,041,449 H shares of the Company, which accounted for 0.14% and 98.44% of the A share capital and H share capital in issue of the Company respectively, were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

2.3	Total number of preference shareholders, shareholding of top ten preference shareholders and top ten preference shareholders holding shares without selling restrictions at the end of the reporting period

☐  Applicable    ☒  Not applicable

3.	SIGNIFICANT EVENTS

3.1	Significant changes of key accounting items and financial indicators and reasons for changes

☐  Applicable     ☒  Not applicable

3.2	Progress and impact of significant events and analysis and explanations for solutions

☐  Applicable    ☒  Not applicable

3.3	Status of fulfillment of commitments undertaken by the Company and shareholders holding 5% or above

☒  Applicable     ☐  Not applicable

During the reporting period, the commitments of Guangzhou Railway (Group) Company, the largest shareholder of the Company are as follows:

(1)	Guangzhou Railway (Group) Company and any of its subsidiaries would not engage, directly or indirectly, by any means, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation operational assets and businesses of Guangzhou-Pingshi Railway Line, Guangzhou Railway (Group) Company and any of its subsidiaries would not engage in horizontal competition with the Company either.

(2)	Guangzhou Railway (Group) Company would reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, Guangzhou Railway (Group) Company would perform these connected transactions on the basis of openness, impartiality and fairness without abusing its position as a substantial shareholder and behaving in a manner that is detrimental to the interests of the Company.

(3)	Guangzhou Railway (Group) Company would lease the land of Guangzhou-Pingshi Railway Line to the Company after securing the land by way of licensed operation. Guangzhou Railway (Group) Company and the Company entered into a land lease agreement that became effective on January 1, 2007, pursuant to which, the land use right for the Guangzhou-Pingshi Railway Line was leased to the Company by Guangzhou Railway (Group) Company for a leasing term of 20 years. It was agreed by the two parties that the annual land rent should not exceed RMB74 million.

(4)	Guangzhou Railway (Group) Company issued an undertaking letter in relation to enhancement on managing unreleased information to the Company in October 2007 to enhance the management of unreleased information.

During the reporting period, the above undertakings were regularly performed without any existence of breach.

3.4	Caution and explanation as to the anticipated loss of accumulated net profit from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

☐  Applicable    ☒  Not applicable

3.5	Implementation of cash dividend policy during the reporting period

On 29 March 2016, the Company held the tenth meeting of the Seventh Session of the Board of Directors, at which the profit distribution proposal of the Company for 2015 was reviewed and passed. The board of directors proposed payment of a final cash dividend for 2015 of RMB0.08 (including tax) per share to all shareholders based on the total share capital of 7,083,537,000 shares on 31 December 2015, totalling RMB566,682,960. The proposal is subject to approval at the Annual General Meeting of 2015 of the Company to be convened on 26 May 2016.

3.6	Progress on implementation of internal control

During the reporting period, the Company has completed the evaluation of internal control for 2015 in accordance with the relevant requirements of the PRC and overseas securities regulatory authorities for internal control of listed companies and disclosed the Internal Control Evaluation Report for the Year 2015. Price Waterhouse Coopers Zhong Tian LLP has reviewed the effectiveness of the relevant internal control set out in the Company’s financial reporting, and has issued an unqualified audit opinion. The abovementioned reports have been disclosed on the SSE’s website (http://www.sse.com.cn), HKExnews’ website (http://www.hkexnews.hk) and the Company’s website (http://www.gsrc.com).

In 2016, the Company will strive to perfect its internal control system, regulate the implementation of its internal control system and strengthen the supervision and inspection of internal control in accordance with the Basic Standard for Enterprise Internal Control and its implementation guidelines jointly promulgated by five authorities of the PRC, Section 404 of the United States Sarbanes-Oxley Act and the relevant requirements of the PRC or overseas securities regulatory authorities, to promote the healthy and sustainable development of the Company.

Name of Company	Guangshen Railway Company Limited
Legal representative	Wu Yong
Date	27 April 2016

4.	APPENDIX

4.1	FINANCIAL STATEMENTS

Combined Balance Sheet

31 March 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Balance at the end of the period	Balance at the beginning of the period
Current assets:
Bank balances and cash	1,797,449,119	2,326,803,114
Trade receivables	3,295,341,654	2,886,065,085
Prepayments	7,271,093	5,755,865
Interests receivable	2,307,457	2,415,513
Other receivables	138,625,880	118,851,817
Inventories	313,641,664	307,057,807
Other current assets	—	15,590,092

Total current assets	5,554,636,867	5,662,539,293

Non-current assets:
Available-for-sale financial assets	53,825,879	53,825,879
Long-term receivables	31,307,807	30,804,185
Long-term equity investments	170,504,982	168,710,990
Fixed assets	23,752,543,989	24,072,123,391
Constructions-in-progress	552,780,582	569,572,534
Intangible assets	942,352,016	950,161,208
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	10,907,698	14,485,113
Deferred income tax assets	95,282,750	93,249,259
Other non-current assets	51,555,910	46,545,540

Total non-current assets	25,942,316,219	26,280,732,705

Total assets	31,496,953,086	31,943,271,998

Item	Balance at the end of the period	Balance at the beginning of the period
Current liabilities:
Trade payables	1,929,953,116	2,531,288,960
Receipts in advance	114,673,659	249,825,054
Staff remuneration payable	173,192,091	166,107,393
Tax payable	324,204,828	330,830,918
Dividends payable	14,315,757	14,318,034
Other payables	990,790,524	1,031,280,581

Total current liabilities	3,547,129,975	4,323,650,940

Non-current liabilities:
Deferred income	109,503,075	103,984,771
Deferred income tax liabilities	70,752,998	71,376,179

Total non-current liabilities	180,256,073	175,360,950

Total liabilities	3,727,386,048	4,499,011,890

Owners’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,562,737,107	11,562,737,107
Surplus reserves	2,708,543,178	2,708,543,178
Retained earnings	6,434,259,084	6,107,669,426

Total equity attributable to owners of the parent	27,789,076,369	27,462,486,711

Minority interests	(19,509,331)	(18,226,603)

Total owners’ equity	27,769,567,038	27,444,260,108

Total liabilities and owners’ equity	31,496,953,086	31,943,271,998

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Company Balance Sheet

31 March 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Balance at the end of the period	Balance at the beginning of the period
Current assets:
Bank balances and cash	1,776,486,743	2,313,739,678
Trade receivables	3,279,610,007	2,880,289,803
Prepayments	7,237,582	5,724,794
Interests receivable	2,160,432	2,289,802
Dividends receivable	14,034,709	4,491,687
Other receivables	180,300,297	158,457,319
Inventories	308,433,890	301,988,956
Other current assets	—	15,840,718

Total current assets	5,568,263,660	5,682,822,757

Non-current assets:
Available-for-sale financial assets	52,108,000	52,108,000
Long-term receivables	31,307,807	30,804,185
Long-term equity investments	253,626,441	251,832,449
Fixed assets	23,646,804,266	23,964,531,346
Constructions-in-progress	551,799,138	568,591,090
Intangible assets	619,946,118	624,922,433
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	10,592,478	14,088,793
Deferred income tax assets	106,775,946	104,770,117
Other non-current assets	22,079,925	17,069,555

Total non-current assets	25,576,294,725	25,909,972,574

Total assets	31,144,558,385	31,592,795,331

Item	Balance at the end of the period	Balance at the beginning of the period
Current liabilities:
Trade payables	1,891,665,015	2,505,530,208
Receipts in advance	113,165,529	248,092,497
Staff remuneration payable	170,551,501	163,697,570
Tax payable	314,571,831	321,554,729
Dividends payable	13,263	15,540
Other payables	681,735,832	723,124,617

Total current liabilities	3,171,702,971	3,962,015,161

Non-current liabilities:
Deferred income	109,503,075	103,984,771

Total non-current liabilities	109,503,075	103,984,771

Total liabilities	3,281,206,046	4,065,999,932

Owners’ equity:
Share capital	7,083,537,000	7,083,537,000
Capital reserves	11,564,461,609	11,564,461,609
Surplus reserves	2,708,543,178	2,708,543,178
Retained earnings	6,506,810,552	6,170,253,612

Total equity attributable to owners of the parent	27,863,352,339	27,526,795,399

Total liabilities and owners’ equity	31,144,558,385	31,592,795,331

Chairman: Wu Yong          General Manager: Hu Lingling      Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Combined Statement of Profit

January to March 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Amount for the period	Amount for the previous period
I. Total revenues from operation	4,011,817,621	3,678,860,629

Include: Revenues from operation	4,011,817,621	3,678,860,629

II. Total operating costs	3,563,541,890	3,317,810,564

Include: Operating costs	3,498,568,795	3,252,229,057
Business tax and surcharges	19,374,235	17,092,730
Selling expenses	1,041,614	1,599,406
Management expenses	50,271,616	56,716,867
Finance costs — net	(5,713,970)	(9,821,848)
Assets impairment loss	(400)	(5,648)
Add: Gains from investments	1,793,992	2,258,165
Include: Gains from investments in associates	1,793,992	2,258,165
III. Profit from operation	450,069,723	363,308,230
Add: Non-operating income	1,222,100	1,089,300
Include: Gain on disposal of non-current assets	580	4,527
Less: Non-operating expenses	16,381,897	15,467,368
Include: Loss on disposal of non-current assets	15,954,751	14,299,032
IV. Gross profit	434,909,926	348,930,162
Less: Income tax expenses	109,602,996	86,691,380
V. Net profit	325,306,930	262,238,782
Net profit attributable to owners of the parent	326,589,658	262,276,663
Profit or loss of minority shareholders	(1,282,728)	(37,881)
VI. Net other comprehensive income after tax	—	—

VII. Total comprehensive income:	325,306,930	262,238,782

Total comprehensive income attributable to owners of the parent	326,589,658	262,276,663

Total comprehensive income attributable to minority shareholders	(1,282,728)	(37,881)

VIII. Earnings per share:
(1) Basic earnings per share (¥/share)	0.046	0.037
(2) Diluted earnings per share (¥/share)	0.046	0.037

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Company Statement of Profit

January to March 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Amount for the period	Amount for the previous period
I. Revenues from operation	3,899,160,704	3,581,516,246
Less: Operating costs	3,407,304,550	3,178,687,917
Business tax and surcharges	13,680,477	12,246,173
Selling expenses	1,038,814	1,345,273
Management expenses	34,094,146	43,026,085
Finance costs — net	(5,551,960)	(9,682,874)
Assets impairment loss	(400)	(5,648)
Add: Gains from investments	11,337,014	2,258,165
Include: Gains from investments in associates	1,793,992	2,258,165
II. Profit from operation	459,932,091	358,157,485
Add: Non-operating income	1,217,616	1,080,728
Include: Gain on disposal of non-current assets	580	4,527
Less: Non-operating expenses	16,346,235	15,450,648
Include: Loss on disposal of non-current assets	15,954,751	14,283,621
III. Gross profit	444,803,472	343,787,565
Less: Income tax expenses	108,246,532	85,367,750
IV. Net profit	336,556,940	258,419,815

V. Total comprehensive income after tax	—	—

VI. Total comprehensive income:	336,556,940	258,419,815

VII. Earnings per share:
(1) Basic earnings per share (¥/share)	N/A	N/A
(2) Diluted earnings per share (¥/share)	N/A	N/A

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Combined Cash Flow Statement

January to March 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Amount for the period	Amount for the previous period
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	2,928,658,383	3,220,809,751
Cash received relating to other operating activities	9,535,568	23,891,792
Sub-total of cash inflows from operating activities	2,938,193,951	3,244,701,543
Cash paid for goods purchased and services accepted	1,086,470,061	977,673,705
Cash paid to and on behalf of employees	1,447,096,646	1,240,079,757
Tax paid	283,224,794	140,513,638
Cash paid relating to other operating activities	62,369,722	31,357,812
Sub-total of cash outflows from operating activities	2,879,161,223	2,389,624,912
Net cash flows from operating activities	59,032,728	855,076,631
II. Cash flows from investing activities:
Net cash received from disposal of fixed assets, intangible assets and other long-term assets activities	16,441	—
Sub-total of cash inflows from investing activities	16,441	—
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	588,403,164	562,360,970
Net cash paid for acquisition of subsidiaries and other operating units	—	50,936,000
Sub-total of cash outflows from investing activities	588,403,164	613,296,970
Net cash flows from investing activities	(588,386,723)	(613,296,970)

Item	Amount for the period	Amount for the previous period
III. Cash flows from financing activities:
Cash paid for distribution of dividends or profits or payment of interests	—	3,889
Sub-total of cash outflows from financing activities	—	3,889
Net cash flows from financing activities	—	(3,889)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	(529,353,995)	241,775,772
Add: Balance of cash and cash equivalents at the beginning of the period	2,220,803,114	1,665,056,659
VI. Balance of cash and cash equivalents at the end of the period	1,691,449,119	1,906,832,431

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong

Chief of Finance Department: Lin Wensheng

Company Cash Flow Statement

January to March 2016

Prepared by: Guangshen Railway Company Limited	Unit: ¥ Currency: RMB	Audit type: Unaudited
Item	Amount for the period	Amount for the previous period
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	2,823,817,002	3,123,835,066
Cash received relating to other operating activities	9,383,021	20,071,181
Sub-total of cash inflows from operating activities	2,833,200,023	3,143,906,247
Cash paid for goods purchased and services accepted	1,056,660,468	943,287,444
Cash paid to and on behalf of employees	1,386,604,720	1,196,075,788
Tax paid	274,161,502	133,262,042
Cash paid relating to other operating activities	64,639,545	23,410,311
Sub-total of cash outflows from operating activities	2,782,066,235	2,296,035,585
Net cash flows from operating activities	51,133,788	847,870,662
II. Cash flows from investing activities:
Cash received from gains from investments	—	6,078,958
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	16,441	—
Sub-total of cash inflows from investing activities	16,441	6,078,958
Cash paid to acquire or construct fixed assets, intangible assets and other long-term assets	588,403,164	562,208,053
Net cash paid for acquisition of subsidiaries and other operating units	—	50,936,000
Sub-total of cash outflows from investing activities	588,403,164	613,144,053
Net cash flows from investing activities	(588,386,723)	(607,065,095)

Item	Amount for the period	Amount for the previous period
III. Cash flows from financing activities:
Cash paid for distribution of dividends or profits or payment of interests	—	3,889
Sub-total of cash outflows from financing activities	—	3,889
Net cash flows from financing activities	—	(3,889)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	(537,252,935)	240,801,678
Add: Balance of cash and cash equivalents at the beginning of the period	2,213,739,678	1,659,849,029
VI. Balance of cash and cash equivalents at the end of the period	1,676,486,743	1,900,650,707

Chairman: Wu Yong          General Manager: Hu Lingling          Chief Accountant: Tang Xiangdong          Chief of Finance Department: Lin Wensheng

4.2	Audit Report

☐  Applicable ☒  Not applicable